August 7, 2009

Via Edgar Transmission

Securities and Exchange Commission

Attn: H. Roger Schwall

100 F Street, N.E.

Washington, DC 20549

Re:	TransAtlantic Petroleum Corp.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed April 1, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Filed May 27, 2009

File No. 0-31643

Dear Mr. Schwall:

TransAtlantic Petroleum Corp. (the “Company”) hereby submits the following responses to the letter dated July 24, 2009 containing comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2008, filed on April 1, 2009 (the “Form 10-K”) and the Form 10-Q for the fiscal quarter ended March 31, 2009, filed on May 27, 2009 (the “Form 10-Q”). For your convenience, we have restated the Staff’s comments below, together with our response to each respective comment. For your convenience, we are also sending to each of Gary Newberry, Shannon Buskirk, Chris White, Ronald Winfrey and Doug Brown a copy of this letter. We respectfully request that the Staff provide any further comments at its earliest convenience.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Attn: H. Roger Schwall

August 7, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Governmental Regulation, and Risk Factors, page 6

1.	We note that you currently have projects in Romania, Morocco, and Turkey. Please include in your governmental regulation and risk factors section disclosure detailing risks and governmental regulation specifically related to the locations of your exploration projects or advise why you believe such disclosure is not required.

Response:

The Company currently discloses governmental regulations and associated risks in the Form 10-K under the following: (i) the heading “Governmental Regulations” on page 6 of the Form 10-K; (ii) under the risk factor entitled “Political instability or fundamental changes in the leadership or in the structure of the governments in the jurisdictions in which we operate could have a material negative impact on us” on page 10 of the Form 10-K; (iii) under the risk factor entitled “We are subject to complex laws and regulations, including environmental regulations, which can have a material adverse effect on our cost, manner or feasibility of doing business” on page 10 of the Form 10-K; and (iv) under the headings “Commercial Terms” and “Licensing Regime” for each of Turkey, Morocco and Romania on pages 13-16 of the Form 10-K. In addition, in future filings that include risk factors, including the Company’s Registration Statement on Form S-1 (Reg. No. 333-160688) (the “Form S-1”), the Company will include the following risk factor:

“Our operations are primarily conducted in Morocco, Romania and Turkey and we are subject to political, economic and other risks and uncertainties in these countries.

Due to our international operations, we are subject to the following issues and uncertainties that can affect our operations adversely:

•	the risk of expropriation, nationalization, war, revolution, border disputes, renegotiation or modification of existing contracts, and import, export and transportation regulations and tariffs;

•	taxation policies, including royalty and tax increases and retroactive tax claims;

•	exchange controls, currency fluctuations and other uncertainties arising out of foreign government sovereignty over international operations;

•	laws and policies of the United States and of the other countries in which we operate affecting foreign trade, taxation and investment;

Securities and Exchange Commission

Attn: H. Roger Schwall

August 7, 2009

•

the possibility of being subjected to the exclusive jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United States; and

•	the possibility of restrictions on repatriation of earnings or capital from foreign countries.”

Finally, in response to comment #2 below, the Company will include the risk factor identified therein in future filings that include risk factors, including the Form S-1. The Company believes that there are no additional material governmental regulations or risks related to any specific countries or regions in which the Company operates other than those disclosed above.

2.	In addition, given the civil unrest in areas of southern Turkey, in particular the areas bordering the Syrian and Iraqi border please include risk factors specific to these risks and how these risks could impact your exploration and development of your properties located in southern Turkey.

Response:

The Company will include the following risk factor in future filings that include risk factors, including the Form S-1:

“Acts of violence, terrorist attacks or civil unrest in Turkey could adversely affect our business.

We currently derive substantially all of our revenue from the Selmo oil field in southeastern Turkey. In addition, we have plans for substantial exploration activities in Turkey and expect to begin producing gas from the Thrace Basin in northeastern Turkey in the fourth quarter of 2009. Recently, areas of Turkey have experienced political, social or economic problems, terrorist attacks, insurgencies or civil unrest. In those locations where we have employees or operations, we may incur substantial costs to maintain the safety of our personnel and our operations. Despite these precautions, the safety of our personnel and operations in these locations may continue to be at risk, and we may in the future suffer the loss of employees and contractors or our operations could be disrupted, any of which could have a material adverse effect on our business and results of operations.”

Securities and Exchange Commission

Attn: H. Roger Schwall

August 7, 2009

Liquidity and Capital Resources, page 27

3.	Expand the final paragraph on this page to indicate the government or agency that provides regulatory approval.

Response:

The Toronto Stock Exchange is the regulator that provided approval of the amendment to the Dalea credit agreement. To the extent the Company discloses the amendment to the Dalea credit agreement in future filings, the Company will provide the following revised disclosure (additions are in underscore and deletions are in strikethrough):

“~~We have reached a tentative agreement~~In April 2009, we reached an agreement with Dalea to amend the Dalea credit agreement to increase the loan facility by $14.0 million and to allow the use of these funds for general corporate purposes. Such agreement was subject to the consent of the Toronto Stock Exchange, which was obtained on April 23, 2009.”

Related Party Transactions, page 28

4.	Given the affiliation between you and Riata, discuss how you determine the terms of any Riata Group member.

Response:

The Company has entered into various transactions with companies that are owned or controlled by the Company’s chairman, N. Malone Mitchell, 3rd. The term “Riata Group” is used to describe companies that are owned or controlled, directly or indirectly, by Mr. Mitchell. In future filings, the Company will name each entity and its relationship with Mr. Mitchell.

Management’s Report on Internal Control Over Financial Reporting, page 29

5.	We note your language on page 29 stating that management’s report on internal controls over financial reporting shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act. Please revise your disclosures to clarify that this disclosure relates only to management’s report on internal control over financial reporting. In this regard, please note that the information required by Item 307 of Regulation S-K must be filed, not furnished.

Response:

In future filings, the Company will revise the disclosure to clarify that such disclosure relates only to management’s report on internal control over financial reporting. Future filings that contain management’s report on internal control over financial reporting will contain the following revised disclosure (additions are in underscore):

“This management’s report on internal control over financial reporting shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.”

Securities and Exchange Commission

Attn: H. Roger Schwall

August 7, 2009

Notes to Consolidated Financial Statements

Note 14 – Acquisitions, page F-25

6.	Tell us how you determined that you are the acquiring entity of Longe Energy Limited (“Longe”) under paragraphs 15-18 of Statement of Financial Accounting Standards (SFAS) 141, given the prior and concurrent private placements with members of the Riata Group described on page F-28 and F-6 of the footnotes to your financial statements.

Response:

The Company determined that Longe did not meet the definition of a business based on the provisions of EITF 98-3 and therefore concluded that paragraphs 4-8 of SFAS 141 applied to this acquisition. The factors the Company considered in making this determination are detailed in the responses to comments #7 and 8. Further, upon the closing of the Longe acquisition, Longfellow Energy, L.P. (the former sole shareholder of Longe) only owned approximately 26% of the Company’s outstanding common shares. Finally, as mentioned in the Company’s response to comment #8, the Company also considered the ownership of the Company’s common shares by the entities directly and indirectly controlled by Mr. Mitchell for the purposes of Staff Accounting Bulletin No. 54.

7.	We understand that Mr. N. Malone Mitchell, III and his related affiliates, including the Riata Group, held approximately 70% of your outstanding common stock at the time of acquisition of Longe. We also note Longe was previously 100% owned by Longfellow Energy, L.P., which is a member of the Riata Group. Tell us how you determined that the Longe acquisition is not a transaction between entities under common control, as described in SFAS 141, paragraphs D11-D13.

Response:

Immediately prior to the acquisition of Longe, Mr. Mitchell beneficially owned approximately 28% of the Company’s outstanding common shares. The Longe acquisition was approved by a majority of the shares voted by non-interested shareholders at a special meeting of the Company’s shareholders held on December 30, 2008. Immediately following the acquisition of Longe and the concurrent private placement, approximately 70% of the Company’s outstanding

Securities and Exchange Commission

Attn: H. Roger Schwall

August 7, 2009

common shares were beneficially owned in the aggregate by (i) Mr. Mitchell, (ii) entities directly or indirectly owned or controlled by Mr. Mitchell, and (iii) certain other persons that have business or familial relationships with Mr. Mitchell, but that are not controlled by Mr. Mitchell. Please see the Company’s Definitive Proxy Statement filed on November 26, 2008 under the heading “Structure of the Proposed Transactions” for additional information. In addition, at the time of the Longe acquisition, Mr. Mitchell and Matthew McCann, a business associate of Mr. Mitchell, served as two of the six members of the Company’s board of directors. Mr. Mitchell and Mr. McCann abstained from voting on all board of director resolutions relating to the Longe acquisition. The remaining four members of the Company’s board of directors were independent from Mr. Mitchell. Because at the time of the Longe acquisition, Mr. Mitchell did not beneficially own 50% or more of the Company’s outstanding common shares and did not control the Company’s board of directors, the Company does not believe that it was under common control with Longe.

8.	We note you believe the operations of Longe did not constitute a business under the provisions of EITF 98-3, as referenced by SFAS 141. Please tell us what factors you considered in reaching this conclusion.

Response:

In accordance with EITF 98-3, the Company assessed “the (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues” and concluded that Longe did not meet the definition of a business as defined.

(a) Inputs

Longe was a development stage company originally incorporated in April 2008 in order to participate economically with the Company in its Tselfat and Guercif exploration permits in Morocco.

In July 2008, the Company and Longe both agreed to farm-in to the Ouezzane-Tissa and Asilah exploration permits held by Direct Petroleum Morocco, Inc. and Anschutz Morocco Corporation in northern Morocco. The Company was approved by the government of Morocco to become the operator of these exploration permits.

In addition, Longe owned one rig and planned to acquire an additional three rigs and certain oil and gas service equipment, which Longe expected to deploy to Morocco, Romania and Turkey in the fourth quarter of 2008. At the closing of the Longe acquisition, Longe had not been approved to conduct business in Turkey or Romania and all of Longe’s oil and gas interests were in undeveloped properties in Morocco which were operated by the Company.

From the time of the formation of Longe until its acquisition by the Company, Longe never had any employees nor any proved or unproved oil and gas reserves or related future net revenues. In November 2008, employees of the Company and employees under contract to the Company began re-entry operations on the MSD-1 well in Morocco using a drilling rig owned by Longe.

Securities and Exchange Commission

Attn: H. Roger Schwall

August 7, 2009

Longe had no third party customer oilfield service contracts or any other third party contracts with which to generate revenue.

As further explained in the response to comment #19, the majority of the service equipment acquired from Longe at closing on December 30, 2008 had not yet been placed in service although title had transferred.

(b) Processes

All of Longe’s administrative processes, including legal, accounting, and computer services, were supplied by affiliates of Longe.

(c) Resulting outputs that are used to generate revenues

The Company had an arrangement for using a drilling rig owned by Longe for re-entry operations on the MSD-1 well in Morocco. Longe had no outputs through to December 31, 2008.

In addition to the foregoing analysis, the Company also noted that in Staff Accounting Bulletin No. 54, Application of “Pushdown” Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase, the Staff indicated that it believes push-down accounting is prohibited if less than 80 percent of the company is acquired. As a result, push-down accounting should be prohibited here. Furthermore, while EITF 98-3 has been largely nullified by SFAS 141(R), SFAS 141(R) was not effective until January 1, 2009 and early adoption was prohibited.

Securities and Exchange Commission

Attn: H. Roger Schwall

August 7, 2009

9.	On a related note, tell us how you considered the provisions of Regulation C, Rule 405 in determining whether Longe meets the definition of a predecessor, requiring additional financial information.

Response:

As described in the Company’s response to comment #8, the Company does not believe that Longe constituted a business on or prior to the date it was acquired by the Company. Accordingly, the Company has determined that Longe does not meet the definition of a predecessor as described in Regulation C, Rule 405.

10.	We note you valued the shares issued as consideration in the acquisition of Longe at $0.71 per common share based on the closing price on December 30, 2008. However, we also note your disclosure of the private placement issued concurrently with the acquisition, in which the shares were issued at $1.20 per share. Please tell us what factors contributed to the variability between the share issuance price and why you believe the use of the price as of the acquisition date is appropriate. Please refer to paragraphs 22 and 39 of SFAS 141 and the provisions of EITF 99-12 for further guidance.

Response:

The shares issued in the private placement and the shares issued in the acquisition of Longe have different values because they were valued at different times.

The shares issued in connection with the acquisition of Longe were valued on the date of issue on the close of the Longe asset acquisition. The measurement of the fair value of the equity consideration given was readily measurable as the closing price of the Company’s common shares on the Toronto Stock Exchange on the date of closing of the Longe acquisition.

In contrast, on September 19, 2008, the purchasers in the private placement agreed to enter into subscription agreements providing for the purchase of the common shares at a purchase price of $1.20 per share, subject to receiving shareholder approval, which was obtained December 30, 2008. The $1.20 per share purchase price was agreed to among the parties by rounding up the ten-day weighted average trading price on the Toronto Stock Exchange on August 22, 2008, which was $1.183 per common share. The private placement closed upon receiving shareholder approval concurrently with the acquisition of Longe even though the price of the Company’s common shares had fallen to $0.71 per share.

11.

We note the allocation of net assets acquired from Longe at their fair value include property and equipment at a value significantly less than the carrying value reported by Longe on its balance sheet as of November 30, 2008 as filed in your Form 8-K/A on March 18, 2009. Further, we note you recorded a $20 million pro forma adjustment in the related

Securities and Exchange Commission

Attn: H. Roger Schwall

August 7, 2009

pro forma financial statements included in that Form 8-K/A to reduce the carrying value of acquired oilfield service equipment and unproved crude oil and natural gas properties to fair value. Tell us what factors caused these acquired assets to be written down by $20 million. It may be helpful to describe how you determined the fair value of these acquired assets.

Response:

Further to the response to comment #10, the Company concluded that the acquisition of Longe was not a business combination under SFAS 141 and accordingly valued the assets acquired and liabilities assumed at the estimated fair value of the consideration paid, which was determined using the closing price of the Company’s common shares on the Toronto Stock Exchange on the date of closing.

12.	On a related matter, we note the footnotes of Longe’s financial statements as of November 30, 2008 provide the detail behind the total other property, plant and equipment, net balance. We note construction in progress totaled approximately $24.9 million of the $44.2 million balance. Please tell us what this construction in progress relates to how you have accounted for and classified the balance in your balance sheet as of December 31, 2008.

Response:

As of November 30, 2008, Longe had $24.9 million of drilling rigs and other oilfield equipment on its balance sheet classified as “Construction in Progress.” Prior to closing the Longe acquisition, Longe took possession of the drilling rigs and other major oilfield equipment that was previously classified on its balance sheet as “Construction in Progress.” At December 31, 2008, all this equipment had been received and title was transferred to the Company. As a result, the Company recorded the drilling rigs and other oilfield equipment as “Other Property and Equipment” consistent with its historical practice.

Note 15 – Commitments and Contingencies, page F-27

13.	Please disclose the terms and conditions of your commitments for your permits and contracts.

Response:

The Company will disclose in future filings the terms and conditions of its commitments for permits and contracts by providing the following disclosure, to be updated as appropriate:

“The Company’s commitments under its permits and contracts require the Company to complete certain work projects on the relevant permit or license within a specified period of time. The

Securities and Exchange Commission

Attn: H. Roger Schwall

August 7, 2009

Company’s current commitments under its permits and contracts are due in 2009 and 2010. If the Company fails to complete a work project by the specified deadline, the Company would lose its rights in such license or permit, and in the case of the Tselfat and Guercif permits, any remaining amount of the bank guarantees would be forfeited.

The Company’s commitments for permits as of December 31, 2008 included commitments to:

•	Drill one well on the Tselfat permit in Morocco;

•	Drill one well on one of the Guercif permits in Morocco;

•	Drill one well on the Vanatori permit in Romania;

•	Drill one well on the Marsa permit in Romania;

•	Drill three wells on the Izvoru permit in Romania; and

•	Conduct miscellaneous exploratory activities on several of the Company’s Turkish licenses.

The Company’s commitments for contracts as of December 31, 2008 included commitments to:

•	Drill three wells on the Ouezzane-Tissa permits in Morroco in accordance with the Company’s farm-out agreement with Direct;

•	Drill three wells on the Sud Craiova license in Romania in accordance with the Company’s farm-out agreement with Sterling; and

•	Drill one well on license 4325 in Turkey in accordance with the Company’s agreement with Selsinsan Petrol Maden.”

Note 16 – Related Party Transactions, page F-28

14.	Provide disclosure as to the nature of the relationship you have with the Riata Group under the services agreement and how any amounts recorded for goods or services received or provided are determined. Refer to SFAS 57.

Response:

The Company entered into the service agreement, as amended (the “Service Agreement”), with Longfellow Energy, LP (“Longfellow”), Viking Drilling, LLC, Longe Energy Limited (“Longe”), MedOil Supply, LLC and Riata Management, LLC (“Riata”). Mr. Mitchell and his wife own 100% of Riata and Dalea Partners, LP (“Dalea”). In addition, Mr. Mitchell is a partner of Dalea and a manager of Dalea Management, LLC, the general partner of Dalea. Mr. Mitchell, his wife and children indirectly own 100% of Longfellow. Prior to the Company’s acquisition of Longe, Longe was owned 100% by Longfellow. Riata owns 100% of MedOil Supply, LLC. Dalea owns

Securities and Exchange Commission

Attn: H. Roger Schwall

August 7, 2009

85% of Viking Drilling, LLC. Under the terms of the Service Agreement, the Company pays, or is paid, for the actual cost of the services rendered plus the actual cost of reasonable expenses on a monthly basis.

This disclosure was provided in the Company’s Definitive Proxy Statement filed on April 30, 2009 under the heading “Certain Relationships and Related Transactions” and in the Company’s Registration Statement on Form S-1 filed on July 20, 2009 under the heading “Certain Relationships and Related Transactions.” In future filings that contain disclosure of the Service Agreement, the Company will continue to provide the language set forth above.

Form 10-Q for the Quarter Ended March 31, 2009

Changes in Internal Control Over Financial Reporting, page 29

15.	Disclose any material change to your internal control over financial reporting due to your reported acquisitions. Please refer to the answer to Question 3 of “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions” on our website at www.sec.gov/info/accountants/contolfaq1004.htm.

Response:

In accordance with Question 9 of “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions,” any material change to the Company’s internal control over financial reporting due to its reported acquisitions will be disclosed in the Company’s annual report for the fiscal year ending December 31, 2009 in which its assessment that encompasses the acquired businesses will be included.

Financial Statements

16.	We note the acquisition of Incremental Petroleum Limited (“Incremental”) was significant to your overall oil and gas activities. As this acquisition represents a significant change or event since your most recent annual financial statements, please provide the disclosures required by SFAS 69 in your interim financial statement footnotes. You may refer to paragraph 9 of SFAS 69 for further guidance.

Securities and Exchange Commission

Attn: H. Roger Schwall

August 7, 2009

Response:

The Company agrees with the Staff’s comment and has provided the disclosures required by SFAS 69 with the interim financial statements for the three months ended March 31, 2009 included with the Form S-1 filed on July 20, 2009.

4. Acquisitions, page 14

17.	We note your disclosure that you purchased 15,025,528 shares of Incremental from Mr. Mitchell, a related party, on March 20, 2009. We understand the closing of the offer for other shares in Incremental closed on March 6, 2009; however, the actual purchase of these shares did not occur until April 20, 2009. It appears your accounting for the shares from Mr. Mitchell should be recognized as a related party transaction, separately from the purchase of the other shares on April 20, 2009. Please tell us how you accounted for the purchase of shares from Mr. Mitchell and refer to the related literature supporting your accounting.

Response:

The offer to acquire shares of Incremental expired on March 6, 2009. As of March 6, 2009, the Company owned common shares of Incremental, representing approximately 65.4% of Incremental’s outstanding common shares, and had received offers to acquire an additional approximately 11.6% of Incremental’s outstanding common shares. The Company purchased 15,025,528 shares of Incremental from Mr. Mitchell on March 20, 2009. Mr. Mitchell was not affiliated with Incremental and began acquiring shares of Incremental upon the Company’s announcement of the offer. The Company acquired these shares from Mr. Mitchell for cash at a price of $1.085 Australian Dollars per share, the same price per share and pursuant to the same terms as the shares acquired from Incremental’s other shareholders, none of whom had any relationship with the Company. At March 31, 2009, the Company had paid for and owned approximately 96% of the common shares of Incremental. On April 20, 2009, the Company paid for and completed the acquisition of the remaining 4% of Incremental’s common shares through an Australian statutory procedure. These shares were acquired at the same price per share as the previous share purchases.

18.	In addition, it appears the acquisition of the remaining Incremental shares occurred subsequent to the March 31, 2009 reporting period. Therefore, it is unclear why you have accounted for your purchase of these interests prior to the purchase date. Please identify the acquisition date and clarify your basis for determining the acquisition date of Incremental under SFAS 141R, paragraphs 10 and 11. In your response, please tell us your ownership percentage of Incremental as of March 31, 2009.

Response:

Pursuant to the offer to acquire common shares of Incremental, on March 5, 2009, the Company acquired 14,132,259 common shares of Incremental, bringing the Company’s total ownership of common shares of Incremental to approximately 65.4% of Incremental’s outstanding common shares. As a result, the Company believes that the acquisition date of Incremental was March 5, 2009, which

Securities and Exchange Commission

Attn: H. Roger Schwall

August 7, 2009

is the date on which the Company’s ownership of Incremental first exceeded 50% of Incremental’s outstanding common shares. The offer to acquire shares of Incremental expired on March 6, 2009. As of March 6, 2009, the Company owned common shares of Incremental, representing approximately 65.4% of Incremental’s outstanding common shares, and had received offers to acquire an additional approximately 11.6% of Incremental’s outstanding common shares.

On March 20, 2009, the Company acquired the common shares of Incremental held by Mr. Mitchell. As of March 31, 2009, the Company owned 76,532,473 common shares of Incremental, representing approximately 96% of Incremental’s outstanding common shares.

As of March 31, 2009, the Company recorded the remaining 4% non-controlling interest based upon the fair value on April 20, 2009. At March 31, 2009, Incremental had no market for its common shares and the period of time between March 31st and April 20th was sufficiently short to conclude that the fair value of those shares would not have changed significantly. Therefore, the Company believes that the consideration paid for the shares is the best representation of fair value for the non-controlling interest.

7. Property and Equipment, page 16

(b) Drilling Services and Other Equipment, page 17

19.	We note from your disclosure in your footnotes to the Form 10-K as of December 31, 2008 that other property and equipment is depreciated over their estimated useful lives ranging from 3 to 7 years. Your accumulated depreciation and related depreciation expense recognized for the quarter ended March 31, 2009 does not appear consistent with this policy. Please clarify your calculation of depreciation expense for these assets during your first quarter of fiscal year 2009 and tell us if your accounting policy for these assets has changed.

Response:

The Company confirms that “Other Property and Equipment,” including drillings rigs, is depreciated over their estimated useful lives ranging from 3 to 7 years. The accounting policy for these assets has not changed. Depreciation commences when the equipment is placed into service. Approximately 5% and 40%, respectively, of “Other Property and Equipment” had been placed into service at December 31, 2008 and March 31, 2009, respectively. These assets are long–lead items, resulting in the overwhelming majority of “Other Property and Equipment” being tracked as waiting at port, loaded on vessel en route, clearing customs or waiting on assembly at the Company’s inventory yards.

Securities and Exchange Commission

Attn: H. Roger Schwall

August 7, 2009

9. Loan Payable, page 17

20.	You have disclosed that the credit agreement with Dalea provides for advances denominated in U.S. dollars but funded in Australian dollars at an agreed upon currency exchange. It appears this provision is an embedded derivative under the provisions of SFAS 133. Please tell us how you have accounted for this provision in your financial statements as of March 31, 2009 and December 31, 2008.

Response:

The Company agrees with the Staff’s comment that the credit agreement with Dalea includes a provision that is an embedded derivative as defined in SFAS 133. In this case the realized loss is included in the line “Foreign Exchange Loss” on the Company’s consolidated statement of operations. The loss has been calculated as the difference between the published exchange rate on the date of the draws and the stated rate pursuant to the provisions of the credit agreement.

The terms of the Dalea credit agreement provided that all Australian Dollar denominated proceeds were to be used to fund the takeover offer by TransAtlantic Australia Pty. Ltd., a wholly-owned subsidiary of the Company, for all of the outstanding shares of Incremental, and for no other purpose whatsoever. Pursuant to the Dalea credit agreement, as amended, until March 31, 2009, the Company was entitled to request advances from Dalea up to the lesser of (i) the actual amount necessary to purchase such number of shares of Incremental as had been acquired in connection with the offer for Incremental shares plus related transaction costs and expenses or (ii) $69,000,000. The terms of the Dalea credit agreement further provided that Dalea was not required to advance any Australian Dollar denominated funds unless the Company provided Dalea with written notice that (a) all conditions to the offer for Incremental’s outstanding shares had been satisfied or waived. and (b) the holders of at least 75% of Incremental’s outstanding shares had accepted the offer.

There were no Incremental shares acquired and no amounts outstanding under the credit agreement as of December 31, 2008.

Form 8-K/A Filed May 21, 2009

Exhibit 99.2

21.	Your disclosure in note (A), which details the fair value allocation of assets and liabilities acquired from Incremental cannot be clearly identified in your pro forma balance sheet adjustments. Please provide further detail in order to clearly identify how the fair values presented translate into the pro forma adjustments presented in the pro forma balance sheet.

Securities and Exchange Commission

Attn: H. Roger Schwall

August 7, 2009

Response:

The following table illustrates how the fair values indicated in the text of adjustment A apply to Incremental’s historical balance sheet amounts to reflect those amounts at fair value in our pro forma combined condensed balance sheet as of December 31, 2008:

	Incremental Historical (IFRS)	Fair Value Adjustments		Incremental Amounts at Fair Value

ASSETS
Current assets
Cash and cash equivalents	$8,180	—		$8,180
Accounts receivable	3,704	—		3,704
Inventories	1,861	(1,861	)A	—
Prepaid and other current assets	510	—		510
Deferred income tax assets	—	759 A		759

Total current assets	14,255	(1,102)		13,153
Oil and gas properties (full cost method)	71,010	(1,251	)A	69,759

Total Assets	$85,265	$(2,353)		$82,912

LIABILITIES, STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,420	$—		$2,420
Accrued liabilities	245	—		245
Loan payable	2,786	—		2,786

Total current liabilities	5,451	—		5,451

Deferred income tax liabilities	9,443	2,591	A	12,034
Long-term debt	1,920	—		1,920
Asset retirement obligations	2,047	3,669	A	5,716
Other non-current liabilities	345	—		345

Total Liabilities	19,206	6,260		25,466

Net Assets	$66,059	$(8,613)		$57,446

Securities and Exchange Commission

Attn: H. Roger Schwall

August 7, 2009

22.	Tell us where you have included pro forma adjustments to provide for consistent accounting for your oil and gas activities. We note you accounted for your oil and gas activities under the full cost method as of December 31, 2008 and changed your accounting in your interim financial statements as of March 31, 2009. Incremental appears to follow a different method of accounting as of December 31, 2008 based on the financial statements presented under IFRS. Please provide a separate discussion of how you adjusted the accounting for these activities so that they are consistent in the pro forma financial statements.

Response:

The Company filed a Form 8-K on March 11, 2009 to report that TransAtlantic Australia Pty., Ltd. acquired 65.4 % of the ordinary shares of Incremental. As of the filing date of the Form 8-K, the most current audited and interim financial statements of the Company had been prepared using the full cost method of accounting. The Incremental pro forma financial statements included with the Form 8-K/A Amendment No.1 dated May 21, 2009 were prepared on a basis of accounting consistent with the Company’s most recent audited financial statements.

The fair value allocation to oil and gas properties as of March 5, 2009 would be the same under successful efforts and the full cost method of accounting. Note (A) details the purchase price allocation to oil and gas properties.

The Company evaluated the following differences between IFRS and full cost method of accounting for oil and gas properties:

The depletion adjustment described in Note (N) was calculated using the full cost method, and Incremental’s historical amounts recorded under IFRS were reversed.

The Company determined Incremental’s historical results did not require an adjustment for exploration and development expenditures. As noted in Incremental’s December 31, 2008 audited financials, Note 1(t), the accounting policy for capitalizing exploration and evaluation expenditures is consistent with the full cost method under U.S. GAAP. Such costs include researching and analyzing historical exploration data, gathering exploration data through topographical, geochemical and geophysical studies, exploratory drilling, surveying transportation and infrastructure requirements, and conducting market and finance studies.

The Company recorded an asset retirement obligation for the existing well bores using cost studies prepared by third party consultants. All previous restoration liabilities recorded by Incremental under IFRS were eliminated.

As noted by the Staff, the Company changed its method of accounting for its oil and gas exploration and development activities from the full cost method to the successful efforts method. The interim financial statements for the three months ended March 31, 2009 filed on May 27, 2009 with the Form 10-Q were prepared on the successful efforts method of accounting. Accordingly, the audited financial statements for the years ended December 31, 2008 and 2007 as revised to reflect the retrospective application of the successful efforts method of accounting have been included with the Form S-1 filed on July 20, 2009. Further, the Form S-1 includes Incremental pro forma financial statements prepared using the successful efforts method of accounting, again consistent with the Company’s most recent audited financial statements. The Company will present financial statements based on the successful efforts method of accounting in all future filings.

Securities and Exchange Commission

Attn: H. Roger Schwall

August 7, 2009

23.	Tell us where you have accounted for the non-controlling interest in Incremental in the pro forma financial statements. Please quantify the non-controlling interest percentage.

Response:

The Company has not accounted for the non-controlling interest in the pro forma financial statements since the Company acquired the remaining 4% non-controlling interest on April 20, 2009, prior to the filing of the Form 8-K/A on May 21, 2009. In accordance with Rule 11-01(a)(3), pro forma statements are required when “consummation of a significant business combination or a combination of entities under common control has occurred or is probable.” Since the acquisition of the non-controlling interest occurred as of the filing date, the Company believes pro forma statements should present the Company’s 100% ownership of Incremental.

24.	Rule 11-02(b)(5) of Regulation S-X states pro forma adjustments to the income statement should not include adjustments for amounts that are non-recurring. Therefore, it appears your adjustment for direct costs associated with the acquisition in note (H) is not appropriate in your pro forma financial statement of operations.

Response:

The Company agrees with the Staff’s comment regarding non-recurring items. We included the adjustment in Note (H) since these costs would not have been expensed prior to implementation of SFAS 141(R) on January 1, 2009. We believed this adjustment was helpful to the users of our financial statements as it relates to the change in accounting principles. While we agree with the Staff’s comment regarding non-recurring items, we believe the adjustment of $463,000 is immaterial to the pro forma statements since earnings per share is unchanged and the adjustment represents less than 5% of pro forma net income.

25.	Similar to our comment above, please expand your disclosures in note (P) to identify how and where you have accounted for the embedded derivative associated with the credit agreement with Dalea.

Response:

The Company expanded its disclosure regarding the Dalea credit agreement and its associated embedded derivative in the current Pro Forma Condensed Combined Financial Statements included with the Form S-1 filed on July 20, 2009. The note reference changed from (P) to (N) in the Form S-1 and the new disclosure is presented below:

N	Records the loss on borrowings under the Dalea credit agreement resulting from the embedded derivative. Under the terms of the Dalea credit agreement, the Company borrowed U.S. funds to purchase Incremental’s outstanding shares. The U.S. Dollar amounts borrowed were based on the Australian Dollar equivalent to purchase Incremental shares translated at $0.7024 per Australian Dollar. The existence of the fixed exchange rate constitutes an embedded derivative. Following is a summary of the loss:

U.S. Dollar obligations incurred	$59,002
Less: U.S. Dollar Equivalents of Australian Dollars realized on borrowings based on exchange rates in effect on the dates of borrowings	54,726

Equals realized loss on borrowings under Dalea credit agreement based on fixed exchange rate of $0.7024 per Australian Dollar	$4,276

This adjustment is inapplicable to the pro forma condensed combined financial statements for the three months ended March 31, 2009, as the loss on borrowings under the Dalea credit agreement is included in TransAtlantic’s historical results of operations for that period.

Securities and Exchange Commission

Attn: H. Roger Schwall

August 7, 2009

Engineering Comments

Form 8-K/A filed May 21, 2009

Unaudited Pro Forma Condensed Combined Financial Statements - Exhibit 99.2

Standardized Measure of Oil and Gas Quantities

26.	We note your disclosure of 10.5 million barrels of proved reserves. Please furnish to us the petroleum engineering reports – in hard copy and electronic format—you used as the basis for these proved reserve disclosures. The report should include:

a)	One-line recaps for each property sorted by field and by present worth within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b)	Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c)	Individual income forecasts for the three largest wells/locations (net equivalent reserve basis) in the proved developed and proved undeveloped categories;

d)	Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of these six largest wells/locations.

Please direct these engineering items to:

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4628

Attn: Ronald M. Winfrey

Response:

The Company is in the process of providing the information requested in this comment #26 through a supplemental response directed to Mr. Winfrey.

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact me at the number below.

Securities and Exchange Commission

Attn: H. Roger Schwall

August 7, 2009

Very truly yours,

/s/ Jeffrey S. Mecom

Direct Phone Number: (214) 265-4795

Direct Fax Number: (214) 265-4711

Jeff.Mecom@tapcor.com

cc:	Gary Newberry

Shannon Buskirk

Chris White

Ronald Winfrey

Doug Brown

Hilda Kouvelis

Garrett A. DeVries